Exhibit 99

Press Release re Release of the Third Quarterly Results for Fiscal Year 2002

Exhibit 99

PRESS RELEASE	October 30, 2002

GLOBE TELECOM SUBSCRIBER BASE GROWS 48% TO SIX MILLION

Globe Telecom’s net revenue posted a record high of (Peso)33.2 billion for the first nine months in 2002, 34% higher than last year. Wireless subscribers increased by over 524,000 in the third quarter, reaching the 6.0 million mark at the end of the quarter, growing by 48% from a year ago.

Earnings before interest, taxes, depreciation and amortization (EBITDA) grew by 79% to (Peso)19.6 billion from a year ago. Net income registered at (Peso)4.3 billion, 29% more than last year.

Globe’s third quarter net income was (Peso)1.3 billion even after taking a (Peso)2.2 billion asset write-off related to the operational integration of the Globe and Islacom wireless networks.

“The growth in Globe’s revenues and its wireless subscriber base in the third quarter makes us optimistic about the general outlook for the wireless market and the prospects for our Company’s continued strong performance.” Gerardo C. Ablaza, Jr., President and Chief Executive Officer of Globe Telecom, said. “The wireless network integration project initiated in September places us in a position to take full advantage of the opportunities still available to the industry’s current players. The resulting streamlined operations and improved efficiency will better prepare us for the increasingly competitive environment.”

Globe’s total asset base stood at P134.8 billion and debt to equity ratio was at 1.10 for the end of the said period. This ratio remains well within the Company’s 2:1 debt to equity limit.

Globe Telecom is the Philippines’ leading wireless operator, and as a full service telecommunications provider also offers wireline, international telephony, inter-exchange carrier (IXC), data communications and internet services.

For Reference:
Malou Rustia-Santos
Head – Investor Relations
Tel No: + 632 730-2820
Fax No: + 632 739-0072